UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Enphase Energy, Inc.

File No. 333-174925 - CF#32060

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Enphase Energy, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 15, 2011.

Based on representations by Enphase Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through February 11, 2020
Exhibit 10.18	through February 11, 2020
Exhibit 10.20	through February 11, 2020
Exhibit 10.21	through February 11, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary